UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2012

Commission File Number	001-31930

ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Consolidated Interim Financial Statements for the three months ended March 31, 2012.
2.	Management's Discussion and Analysis for the three months ended March 31, 2012.
3.	Canadian Form 52-109F2-Certification of Interim Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Interim Filings – CFO.
5.	News release, dated May 14, 2012.
6.	News release, dated May 14, 2012.

Document 1

(PREVIOUSLY ANOORAQ RESOURCES CORPORATION)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED 31 MARCH 2012

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

These financial statements have not been reviewed by the Company’s auditors

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Financial Position
As at 31 March 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)
			Audited

	Note	31 March 2012	31 December 2011

Assets
Non-current assets
Property, plant and equipment	5	817,897,887	798,924,420
Capital work-in-progress	6	29,408,178	20,826,290
Intangible assets		1,695,271	1,895,205
Mineral property interests		8,422,564	8,268,783
Goodwill		11,387,073	10,994,115
Platinum producers’ environmental trust		3,178,178	2,927,591
Other non-current assets		367,225	367,825
Total non-current assets		872,356,376	844,204,229
Current assets
Assets classified as held for sale		4,188,859	4,101,654
Inventories		422,589	787,084
Trade and other receivables		26,286,727	27,048,591
Current tax receivable		140,974	136,109
Cash and cash equivalents		16,844,447	15,945,008
Restricted cash		577,069	786,291
Total current assets		48,460,665	48,804,737
Total assets		920,817,041	893,008,966
Equity and Liabilities
Equity
Share capital		71,967,083	71,967,083
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(11,836,942)	(11,238,333)
Share-based payment reserve		24,334,954	24,042,711
Accumulated loss		(266,985,898)	(245,448,316)
Total equity attributable to equity holders of the Company		(24,602,529)	(2,758,581)
Non-controlling interest		(46,145,054)	(25,326,683)
Total equity		(70,747,583)	(28,085,264)
Liabilities
Non-current liabilities
Loans and borrowings	7	809,850,847	744,456,487
Deferred taxation		144,358,440	144,032,213
Provisions		8,862,986	8,383,708
Total non-current liabilities		963,072,273	896,872,408
Current liabilities
Trade and other payables		27,330,703	23,125,587
Short-term portion of loans and borrowings		1,161,648	1,096,235
Total current liabilities		28,492,351	24,221,822
Total liabilities		991,564,624	921,094,230
Total equity and liabilities		920,817,041	893,008,966

Approved by the Board of Directors on 14 May 2012

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Comprehensive Loss
For the period ended 31 March 2012
(Unaudited - Expressed in Canadian Dollars)
	Note	Three months ended 31 March
		2012	2011

Revenue		34,078,622	30,698,228
Cost of sales		(53,422,147)	(47,551,555)
Gross loss		(19,343,525)	(16,853,327)
Administrative expenses		(4,096,704)	(4,305,118)
Other income		77,160	50,291
Operating loss		(23,363,069)	(21,108,154)
Finance income		139,351	194,168
Finance expense		(22,821,236)	(23,252,623)
Net finance expense		(22,681,885)	(23,058,455)
Loss before income tax		(46,044,954)	(44,166,609)
Income tax		4,777,493	8,090,176
Loss for the period		(41,267,461)	(36,076,433)

Other comprehensive income/(loss)
Foreign currency translation differences for foreign operations		(1,653,339)	(6,153,981)
Effective portion of changes in fair value of cash flow hedges		-	1,593,447
Other comprehensive loss for the period, net of income tax		(1,653,339)	(4,560,534)
Total comprehensive loss for the period		(42,920,800)	(40,636,967)
Loss attributable to:
Owners of the Company		(21,537,582)	(18,644,372)
Non-controlling interest		(19,729,879)	(17,432,061)
Loss for the period		(41,267,461)	(36,076,433)

Total comprehensive loss attributable to:
Owners of the Company		(22,102,429)	(20,780,168)
Non-controlling interest		(20,818,371)	(19,856,799)
Total comprehensive loss for the period		(42,920,800)	(40,636,967)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statement of Changes in Equity
For the period ended 31 March 2012
(Unaudited - Expressed in Canadian Dollars)
	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Hedging reserve	Accumulated loss	Total	Non-controlling interest	Total

For the period ended 31 March 2011
Balance at 1 January 2011	71,852,588	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	-	(18,644,372)	(18,644,372)	(17,432,061)	(36,076,433)
Total other comprehensive income/(loss)	-	-	-	(3,974,164)	11,122	1,827,246	-	(2,135,796)	(2,424,738)	(4,560,534)
Total comprehensive income/(loss) for the period	-	-	-	(3,974,164)	11,122	1,827,246	(18,644,372)	(20,780,168)	(19,856,799)	(40,636,967)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Common shares issued	114,495	-	-	-	(51,495)	-	-	63,000	-	63,000
Share-based payment transactions	-	-	-	-	975,595	-	-	975,595	-	975,595
Total contributions by and distributions to owners	114,495	-	-	-	924,100	-	-	1,038,595	-	1,038,595
Balance at 31 March 2011	71,967,083	(4,991,726)	162,910,000	(9,172,007)	22,967,793	(2,296,909)	(182,163,874)	59,220,360	22,547,215	81,767,575

For the period ended 31 March 2012
Balance at 1 January 2012	71,967,083	(4,991,726)	162,910,000	(11,238,333)	24,042,711	-	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	-	(21,537,582)	(21,537,582)	(19,729,879)	(41,267,461)
Total other comprehensive income/(loss)	-	-	-	(598,609)	33,762	-	-	(564,847)	(1,088,492)	(1,653,339)
Total comprehensive income/(loss) for the period	-	-	-	(598,609)	33,762	-	(21,537,582)	(22,102,429)	(20,818,371)	(42,920,800)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	258,481	-	-	258,481	-	258,481
Total contributions by and distributions to owners	-	-	-	-	258,481	-	-	258,481	-	258,481
Balance at 31 March 2012	71,967,083	(4,991,726)	162,910,000	(11,836,942)	24,334,954	-	(266,985,898)	(24,602,529)	(46,145,054)	(70,747,583)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Cash Flows
For the period ended 31 March 2012
(Unaudited - Expressed in Canadian Dollars)
	Note	Three months ended 31 March
		2012	2011
Cash flows from operating activities
Cash utilised by operations	8	(7,616,753)	(1,793,405)
Interest received		83,466	144,881
Interest paid		(45)	(525,310)
Cash utilised by operating activities		(7,533,332)	(2,173,834)
Cash flows from investing activities
Investment in environmental trusts		(122,232)	-
Acquisition of property, plant and equipment		(2,714)	(1,240,460)
Acquisition of capital work-in-progress		(6,995,160)	(6,534,092)
Cash utilised by investing activities		(7,120,106)	(7,774,552)
Cash flows from financing activities
Loans and borrowings raised		15,265,737	8,259,203
Other loans repaid		(219,588)	-
Common shares issued		-	63,000
Cash generated from financing activities		15,046,149	8,322,203
Effect of foreign currency translation		506,728	(1,347,168)
Net increase/(decrease) in cash and cash equivalents		899,439	(2,973,351)
Cash and cash equivalents, beginning of period		15,945,008	25,764,590
Cash and cash equivalents, end of period		16,844,447	22,791,239

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2012
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Atlatsa Resources Corporation (previously Anooraq Resources Corporation) (the "Company" or "Atlatsa") is incorporated in the Province of British Columbia, Canada.  The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2012 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities.

2.	GOING CONCERN

The consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.

As a result of the acquisition of the operating mine in 2009, the Group secured various funding arrangements in order to fund the purchase consideration and to fund its planned business objectives. The funding agreements included securing a long-term credit facility, the Operating Cash Flow Shortfall Facility (“OCSF”), with Rustenburg Platinum Mines Limited (“RPM”) (a related party) for an amount of $191.7 million (ZAR1,470 million). The facility is used to fund operating cash and capital requirements for an initial period of three years. As at 31 March 2012, the Group utilised $160.9 million (ZAR1.2 million) thereof to fund operating requirements from 1 July 2009 as the mining operations are currently not generating sufficient cash flows to fund operations and capital projects. In addition, RPM has extended the terms of the OCSF facility to fund cash shortfalls up to 31 January 2013. The Group also has no significant obligation to repay interest and capital on its outstanding loans and borrowings during 2012.

As a result of securing the financial resources and the terms of the long-term funding, the directors expect that cash flows from mining operations and the extended OCSF will be sufficient to meet immediate ongoing operating and capital cash requirements of the Group, and accordingly the financial statements have been prepared on a going concern basis.

The Company is in the process of completing a proposed refinancing and restructuring transaction. The proposed transaction will among others significantly reduce and restructure the total debt of the Group and thereby significantly improve its financial position as well as providing new debt facilities to fund operations and capital projects.

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim FinancialReporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2011. The consolidated financial statements of the Group as at and for the year ended 31 December 2011 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2011, except for the following standards and interpretations adopted in the current financial year:

•	Amendments to IAS12, Deferred Tax: Recovery of underlying assets

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Group:

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2012
(Unaudited - Expressed in Canadian Dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

	Three months ended 31 March	Year ended 31 December
	2012	2011
Summary
Cost
Balance at beginning of period	876,764,628	1,032,647,854
Additions	2,714	2,238
Transferred from capital work-in-progress	-	17,168,350
Disposals	-	(1,087,212)
Adjustment to rehabilitation assets	-	1,050,670
Effect of translation	31,337,920	(173,017,272)
Balance at end of period	908,105,262	876,764,628
Accumulated depreciation
Balance beginning of period	77,840,208	47,741,321
Depreciation for the period	9,496,745	42,075,759
Disposals	-	(748,144)
Effect of translation	2,870,422	(11,228,728)
Balance at end of period	90,207,375	77,840,208
Carrying value	817,897,887	798,924,420

6.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

Balance at beginning of period	20,826,290	10,311,973
Additions	6,995,160	28,678,042
Transfer to property, plant and equipment	-	(17,168,350)
Capitalisation of borrowing costs	770,217	1,777,431
Effect of translation	816,511	(2,772,806)
Balance at end of period	29,408,178	20,826,290

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

7.	LOANS AND BORROWINGS

	Three months ended 31 March	Year ended 31 December
	2012	2011

Redeemable “A” preference shares (related party)	417,813,873	392,191,315
Rustenburg Platinum Mines – Funding loans (related party)	183,095,916	172,650,283
Rustenburg Platinum Mines – OCSF (related party)	202,213,936	172,991,980
Rustenburg Platinum Mines – Interest free loan (related party)	3,770,000	3,639,900
Rustenburg Platinum Mines – commitment fees (related party)	1,393,986	1,298,865
Other	2,724,784	2,780,379
	811,012,495	745,552,722
Short-term portion
Other	(1,161,648)	(1,096,235)
	(1,161,648)	(1,096,235)
Non-current liabilities	809,850,847	744,456,487

The carrying value of the Group’s loans and borrowings changed during the period as follows:

Balance at beginning of the period	745,552,722	716,936,362
Rustenburg Platinum Mine – OCSF	15,265,737	64,851,418
Loans repaid - other	(219,588)	(716,317)
Commitment fee capitalised	(48,248)	(394,063)
Finance expenses accrued	23,413,437	88,648,310
Funding loan raised – Rustenburg Platinum Mine	-	3,691,604
Capitalisation transaction costs written-off	-	3,834,378
Commitment fee liability	48,248	394,063
Interest rate swap adjustment	-	355,852
Other	-	86,937
Effect of translation	27,000,187	(132,135,822)
Balance at end of the period	811,012,495	745,552,722
Short-term portion
Other	(1,161,648)	(1,096,235)
	(1,161,648)	(1,096,235)
Non-current portion	809,850,847	744,456,487

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)
Three months ended 31 March
2012	2011

8.	CASH USED BY OPERATIONS

Loss before income tax	(46,044,954)	(44,166,609)
Adjustments for:
Finance expense	22,821,236	23,252,623
Finance income	(139,351)	(194,168)
Items not involving cash:
Depreciation and amortisation	9,761,956	11,517,923
Equity settled share-based compensation	258,481	975,595
Derivative gain	-	(33,498)
Cash utilised before ESOP transactions	(13,342,632)	(8,648,134)
ESOP cash transactions (restricted cash)	95,095	-
Cash utilised before working capital changes	(13,247,537)	(8,648,134)
Working capital changes
Decrease in trade and other receivables	1,700,318	12,015,638
Increase/(decrease) in trade and other payables	3,541,452	(4,090,374)
Decrease/(increase) in inventories	389,014	(1,070,535)
Cash utilised by operations	(7,616,753)	(1,793,405)

9.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

	31 March 2012			31 March 2011

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(35,338,158)	(47,325)	(35,385,483)	(8,456,696)	(284,576)	(8,741,272)	(i)
Total Assets	931,370,322	10,068,667	941,438,989	1,027,040,599	11,016,290	1,038,056,889	(ii)

(i)	EBITDA

EBITDA for reportable segments	(35,385,483)	(8,741,272)
Net finance expense	(22,496,718)	(23,058,455)
Depreciation and amortisation	(9,761,956)	(11,517,923)
Corporate and consolidation adjustments	21,599,203	(848,959)
Consolidated loss before income tax	(46,044,954)	(44,166,609)

(ii)	Total assets

Assets for reportable segments	941,438,989	1,038,056,889
Corporate and consolidation adjustments	(20,621,948)	(15,394,318)
Consolidated assets	920,817,041	1,022,662,571

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

10.	EARNINGS PER SHARE

The basic and diluted loss per share for the three months ended 31 March 2012 was 5 cents (2011: 4 cents).

The calculation of basic loss per share for the three months ended 31 March 2012 of 5 cents (2011: 4 cents) is based on the loss attributable to owners of the Company of $21,537,582 (2011: $18,644,372) and a weighted average number of shares of 424,791,411 (2011: 424,727,096).

Share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

11.	SUBSEQUENT EVENTS

There have been no events that have occurred after the reporting date that would have a material impact on the reported results.

Document 2

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

TA B L E   O F   C O N T E N T S

1.1	Date	2
1.2	Overview	4
1.3	Market Trends and Outlook	13
1.4	Discussion of Operations	13
1.5	Liquidity	16
1.6	Capital Resources	17
1.7	Off-Balance Sheet Arrangements	19
1.8	Transactions with Related Parties	19
1.9	Summary of Quarterly Results	20
1.10	Proposed Transactions	21
1.11	Critical Accounting Estimates	21
1.12	Changes in Accounting Policies including Initial Adoption	24
1.13	Financial Instruments and Risk Management	25
1.14	Other MD&A Requirements	31
1.15	Internal Controls over Financial Reporting Procedures	31
1.16	Disclosure of Outstanding Share Data	32

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

1.1	Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 and the annual consolidated financial statements of Atlatsa Resources Corporation (previously Anooraq Resources Corporation) (“Atlatsa” or the “Company”, and should be read as including its subsidiaries where the context requires) for the years ended December 31, 2011, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. This MD&A is prepared as of May 14, 2012.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing ZAR to $ exchange rate for the three months ending March 31, 2012 was ZAR7.67=$1.

Additional information about Atlatsa, including Atlatsa’s Annual Report on Form 20-F  for the fiscal year ended December 31, 2011 (“Form 20-F”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Bokoni Group (as defined below) restructuring and refinancing transaction will complete on favorable terms and in a timely manner; the Bokoni Mine (as defined below) will increase production levels from the previous years; the Ga-Phasha Project (as defined below), Boikgantsho Project (as defined below), Kwanda Project (as defined below) and Platreef project exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Bokoni Group restructuring and refinancing transaction on favorable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, applicable Canadian securities regulators and the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Technical Review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally, all necessary mining permits would

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 be required in order to classify this part of Bokoni Mine’s, Ga-Phasha Project’s and Boikgantsho Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2	Overview

Atlatsa is engaged in mining, exploration and development of platinum group metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Atlatsa, through its wholly owned South African subsidiary, Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni” or “the Bokoni Mine”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM project (“Ga-Phasha Project”), the Boikgantsho PGM project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni Mine and the other project companies (collectively, the “Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. The acquisition of the controlling interest in Bokoni Holdco was the first stage of advancing Atlatsa’s PGM production strategy and resulted in Atlatsa controlling a significant estimated mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million PGM ounces is directly attributable to Atlatsa.  On implementation of the Bokoni Transaction, Atlatsa assumed management control over the Bokoni Group operations. Anglo American Platinum

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Limited (“Anglo Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. During the year ended December 31, 2011 (“Fiscal 2011”), Atlatsa and Anglo Platinum engaged in negotiations to refinance, restructure and recapitalize the Bokoni Group. In February 2012, Atlatsa and Anglo Platinum announced their strategic plan including the disposal of undeveloped PGM ounces to Anglo Platinum, the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with accelerated production growth at Bokoni Mine.

The Atlatsa corporate structure is depicted below and is illustrated on a fully diluted share basis, post-conversion of the “B” preference shares (as defined below):

* Black Economic Empowerment

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

The following are key financial consolidated performance highlights for Atlatsa for the three months ended March 31, 2012 (“Q1 2012”):

•
Atlatsa had an operating loss of $23.4 million and a loss before tax of $46.0 million for Q1 2012, compared to an operating loss of $21.1 million and a loss before tax of $44.2 million for the three months ended March 31, 2011 (“Q1 2011”). The increased loss is the result of escalating production costs at the Bokoni Mine.

•
The net loss (after tax) was $41.3 million for Q1 2012 as compared to a net loss (after tax) of $36.1 million for Q1 2011. The increased loss is mainly as a result of escalating production costs at Bokoni Mine.

•
The basic and diluted loss per share for Q1 2012 was $0.05 as compared to $0.04 for Q1 2011. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of $21.5 million for Q1 2012 as compared to $18.6 million for Q1 2011.

•
During Q1 2012, the Bokoni Mine produced 27,799 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 22,500 4E ounces during Q1 2011. The increased 4E ounces produced partially offset the increase in operating costs.

•	Atlatsa had cash inflows of $0.9 million for Q1 2012 as compared to cash outflows of $2.9 million for Q1 2011, which is a net decrease of $3.8 million.

•
During Q1 2011 Atlatsa and Anglo Platinum entered into discussions surrounding a potential transaction. The discussions involved a strategic review by the parties of the Bokoni Holdco assets, capital and financing structures, with a view to effecting a Bokoni Group restructuring and refinancing transaction.  Pursuant to these discussions, Atlatsa unwound its interest rate hedge transaction with Standard Chartered Bank (“SCB”) and Anglo Platinum acquired the amounts outstanding under Atlatsa’s senior loan obligations (the “Senior Debt”) with SCB and Rand Merchant Bank (“RMB”), a division of FirstRand Bank Limited as of April 28, 2011. SCB and RMB (the “Senior Lenders”) agreed with Atlatsa and Anglo Platinum that Anglo Platinum’s subsidiary, RPM, would acquire the outstanding debt and related future funding obligations from the Senior Lenders in full, effective as of April 28, 2011. The outstanding amount of debt acquired by RPM was $92.3 million (ZAR643 million). RPM also provided funding of $3.7 million to the Company for the costs associated with the unwinding of the interest rate hedge.

Proposed Transaction

On February 2, 2012, further to ten months of strategic review and negotiations, Atlatsa and Anglo Platinum released a joint announcement on their agreement to refinance Atlatsa and to restructure and recapitalize the Bokoni Group.  Key highlights of the proposed transaction for Atlatsa include:

•
A new strategic plan for the Bokoni Group which will result in the disposal of certain assets representing estimated PGM mineral resources to Anglo Platinum, the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with accelerated production growth at Bokoni Mine.  The new plan includes:

o
Accelerating production growth at Bokoni Mine through a new $338.9 million (ZAR2.6 billion) capital development program, which management estimates will add 100,000 PGM ounces per annum to the Bokoni Mine production profile by 2016, which had previously been deferred until after 2020;

o
Implementing a strategic re-alignment of the Bokoni Group exploration and development mineral assets, by consolidating certain Bokoni assets into existing mine operations at Anglo Platinum’s Twickenham and Mogalakwena mines, as well as expanded production at the Bokoni Mine.  The net effect of the strategic re-alignment is

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 that the Bokoni Group will dispose of its entire interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project (comprised of the Paschaskraal and De Kamp farm resources) to Anglo Platinum and utilize these proceeds to partially reduce its debt outstanding to Anglo Platinum.  Atlatsa will continue to hold a 51% majority interest in the Bokoni Group with Anglo Platinum retaining a 49% minority interest.

•	Solidification of a long-term strategic partnership by Anglo Platinum extending its 26% equity investment in Atlatsa via the “B” preference shares (as defined below) through to December 31, 2018.

•	Deleveraging, recapitalizing and refinancing the consolidated Atlatsa statement of financial position by:

o
Anglo Platinum, through a series of related transactions, acquiring the whole of the Boikgantsho Project and the Eastern section of the Ga-Phasha Project. On implementation of these transactions, the effective net consideration of $221.6 million (ZAR1.7 billion) received by Atlatsa will be applied to reduce its approximately $769.2 million (ZAR5.9 billion) debt owing to Anglo Platinum.

o
The parties entering into an interest standstill agreement with respect to existing debt owing to Anglo Platinum effective July 1, 2011 through to April 30, 2012. This translates into an interest saving of approximately $74.5 million (ZAR572 million) for Atlatsa over the standstill period.

o
The net effect of the asset disposal and application of the proceeds thereof against existing debt, together with the interest standstill agreement described above and the recapitalization of Bokoni Holdco is that Atlatsa’s existing attributable debt owing to Anglo Platinum will reduce by 83% from approximately $769.2 million (ZAR5.9 billion) to approximately $130.3 million (ZAR1 billion).

o
The historical debt balance owing by Atlatsa to Anglo Platinum following the asset disposal, interest standstill agreement and the recapitalization of Bokoni Holdco (approximately $130.3 million (ZAR1 billion)) will be consolidated under one new debt facility (the “Consolidated Debt Facility”).

o
Anglo Platinum providing further debt funding to Atlatsa under the Consolidated Debt Facility for an amount of up to $338.9 million (ZAR2.6 billion), with a maximum total facility limit of $469.3 million (ZAR3.6 billion). Atlatsa will utilise this extended facility to fund the Brakfontein and MPH Delta 80 UG2 expansion projects, including the construction of a new UG2 concentrator plant at Bokoni Mine.

o
The Consolidated Debt Facility will be available to Atlatsa for nine years terminating on December 31, 2020 and will attract a variable interest rate. The variable interest rate will be determined by adding a fixed margin to 3-month JIBAR. The Consolidated Debt Facility will attract a reduced interest rate during the initial term (comprising the capital intensive phase of the growth operations at Bokoni Mine through to 2016) and escalating at an increased rate depending on the amount owing by Atlatsa under the Consolidated Debt Facility over the funding period.

o
The weighted average interest rate under the Consolidated Debt Facility will escalate from 0.5% to approximately 15% up to 2020, thereby substantially reducing Atlatsa’s current cost of debt (approximately 16%).

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

o
There will be no fixed repayment term for the Consolidated Debt Facility during the peak funding years while the Brakfontein and MPH Delta 80 UG2 expansion projects are still in their ramp-up phase through to 2016. Atlatsa will be required to fully repay the Consolidated Debt Facility to Anglo Platinum by December 31, 2020. There will be no penalty for early repayment. Atlatsa will be required to reduce the Consolidated Debt Facility owing to Anglo Platinum to an outstanding balance (including capitalised interest) of $130.3 million (ZAR1 billion) as at December 31, 2018, and  $65.1 million (ZAR0.5 billion) as at December 31, 2019.

o
Atlatsa being obliged to utilise 90% of its attributable share of free cash flows generated from Bokoni Mine operations to service the Consolidated Debt Facility and 10% of such free cash flow will be available to Atlatsa.

o	Atlatsa not being required to effect any mandatory refinancing of the Consolidated Debt Facility during the debt term through to 2020.

o	Bokoni Mine extending its existing Concentrate Agreement (as defined below) with RPM on the same terms and conditions for a period of eight years, terminating on December 31, 2020.

o	Atlatsa retaining its existing option to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex on the same terms agreed between the parties in the Bokoni Transaction.

o
Anglo Platinum providing Atlatsa with a working capital facility at JIBAR plus 4% per annum of up to $11.7 million (ZAR90 million) (including capitalised interest) to fund its general and administrative expenses. This will ensure that Atlatsa has sufficient working capital to cover its corporate overheads through to 2015. The working capital facility is fully repayable by December 31, 2018.

o
Anglo Platinum committing to hold the B preference shares issued at the time of the Bokoni Transaction (representing a 26% interest in Atlatsa) until December 31, 2018. Atlatsa Holdings (Proprietary) Limited (formerly Pelawan Investments (Pty) Ltd.) (“Atlatsa Holdings”), being the 51% Black Economic Empowerment majority shareholder in Atlatsa, will also extend its shareholding in Atlatsa through to December 31, 2018.

•
Atlatsa will not issue any new equity pursuant to the proposed transaction and the fully diluted common shares issued and outstanding in the capital of Atlatsa (“Atlatsa Common Shares”) will remain at 445 million Atlatsa Common Shares.

•
Anglo Platinum and Atlatsa agreeing on a new operating protocol for the management of the Bokoni operations, which will increase Anglo Platinum’s active involvement in areas of the operations relating to mining, processing and capital projects execution.

•
Completion of these above mentioned transactions is subject to the satisfaction of conditions precedent, including shareholder approval, the settlement of definitive legal agreements and regulatory approval (expected to be completed on or around June 2012).

For additional information on the above mentioned proposed transaction please refer to the press release of Atlatsa dated February 2, 2012 and the material change report filed on February 13, 2012, both available on SEDAR at www.sedar.com.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Black Economic Empowerment

Atlatsa Holdings, Atlatsa’s majority shareholder, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Atlatsa Holdings shareholding, Atlatsa remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	Premature closure
•	Planned decommissioning and closure
•	Post closure management of residual and latent environmental impacts

In respect of the Bokoni Mine (discussed in section 1.2.1 below), an external assessment to determine the environmental closure liability was undertaken in September 2011. As at March 31, 2012, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (undiscounted), was estimated to be $13.4 million.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at March 31, 2012, the amount invested in the environmental trust fund was $3.2 million (ZAR 24.4 million) as compared to $2.7 million (ZAR19.1 million) as at March 31, 2011. The shortfall of $10.2 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1	Bokoni Mine

The Bokoni Mine is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni Mine consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 160,000 tpm. The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated at 39 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

The Bokoni Mine’s production for Q1 2012 averaged 81,018 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons, a decrease of 9% from the three months ended December 31, 2011 production (“Q4 2011”). UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of four adits and two underground levels.  Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next three years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 120,000 tpm by 2018 (previously 2016 – extended as a result of a change in the life of mine plan). Production volumes at the MPH operations is currently around 30,000 tpm and is anticipated to be increased to 120,000 tpm through the Delta 80 expansion project.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth (above 650 meters) with its numerous attack points, management is of the view that the Bokoni Mine has the potential to be developed into a 250,000 tpm (380,000 PGM ounces per annum) steady state operation in the longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is being developed on the same basis as the Brakfontein shaft and the new Delta 80 project design is based largely on the Brakfontein layout and mine design.

The Bokoni Mine, at the current metal prices and United States Dollar (“US$”) exchange rate against the South African Rand (“ZAR”), is cash flow negative at an operational level (before depreciation and interest expense) as a result of the ramp up phase of the mine and operational issues (underperformance at certain shafts) currently being experienced. Management expects the Bokoni Mine to become cash flow positive after capital expenditure towards the end of 2015 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels. See “Cautionary Note Regarding Forward-Looking Statements”.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Atlatsa has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the Senior Debt facility are made in accordance with the debt repayment profile of the Senior Debt facility. Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

On April 28, 2011, the Senior Lenders agreed with Plateau and Anglo Platinum that Anglo Platinum’s subsidiary, RPM, would acquire the outstanding amounts from the Senior Lenders in full, as Anglo Platinum indicated that it was willing to provide funding on more flexible terms and conditions and with more favorable pricing going forward.  Pursuant to the broader refinancing transaction contemplated between Anglo Platinum and Atlatsa, effective April 28, 2011, RPM assumed all of the rights and obligations of SCB and RMB under the Senior Debt facility (See the discussions in Section 1.2 – Overview and Section 1.5 – Liquidity, respectively).

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed extension of the Concentrate Agreement through to 2020 on the same terms and conditions.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

1.2.2	Ga-Phasha Project

As previously announced, management recently commissioned ExplorMine Consultants to prepare a NI

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

43-101 compliant technical report for the Ga-Phasha Project, a summary of which is provided in the MD&A for Fiscal 2011, and which is available on SEDAR at www.sedar.com.

Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed sale of a portion of the Ga-Phasha Project.

1.2.3	Platreef Exploration Properties, Northern Limb

Atlatsa holds interests in mineral rights (or “farms”) covering 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho Project and the Kwanda Project (see below), collectively, known as the Platreef Properties.

Rietfontein Block

Atlatsa has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement  Agreement are as follows:

•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.
•
The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

•	Atlatsa will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Atlatsa.
•
Atlatsa is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

-	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or
-
relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2012 at a cost of approximately $0.2 million per annum.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

1.2.4	Boikgantsho Project

As previously announced, management recently commissioned Kai Batla Mineral Industry Consultants to prepare a NI 43-101 compliant technical report for the Boikgantsho Project, a summary of which is provided in the MD&A for Fiscal 2011, and which is available on SEDAR at www.sedar.com.  Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed sale of the Boikgantsho Project.

1.3	Market Trends and Outlook

Outlook

Since the onset of the global financial crisis in mid 2008, PGM metal prices (in US$) (“PGM complex”) have remained volatile due to the linkage between the PGM complex and consumer demand for industrial goods, especially in the auto sector.

Given that the European economy has a significant impact on platinum demand, the PGM complex will likely remain volatile until the European economy stabilizes.

Auto demand in countries such as Brazil, Russia, India, China and South Africa continue to show signs of improvement, however, the PGM complex continues to be dominated by speculative trading, which supported PGM prices for much of Fiscal 2011.

The South African PGM sector has suffered during Fiscal 2011 and the first part of 2012 from a series of negative events, with labour unrest and safety related stoppages dominating news headlines. The South African government has been engaged by the industry to consider the manner in which safety related stoppages are adjudicated and imposed and we may see a change in approach on this matter during 2012. The industry leader, Anglo Platinum, has also announced a potential restructuring of its business in South Africa which could have an impact on the PGM sector during 2012. With cost pressures mounting for South African platinum producers and other factors weighing negatively on these producers, management expects that a marked improvement in the ZAR PGM price is necessary before there will be incentive pricing for new PGM project investment in South Africa.

Given the current market trends for the PGM complex, Atlatsa must focus on cost containment and ensure that capital expenditures are carefully contemplated in order to position operations to take advantage of any potential recovery in the PGM sector.

Quarterly Trends

The PGM complex increased by 4% during Q1 2012 when compared to Q4 2011. Q1 2012 market trends continued to be volatile for the PGM complex, in part due to continuing fears surrounding the potential solutions to the European debt crisis and its consequent negative impact on economic growth and consumer demand for industrial goods, especially in the auto sector. The negative impact of a declining US dollar price in the PGM complex was, to a limited extent, offset from a South African PGM producer perspective by a weakening South African Rand.  The net effect of this was that the ZAR PGM basket price decreased by 1% during Q1 2012. The ZAR PGM price remained in the range between ZAR9,500 – ZAR10,500/ PGM oz as it has for much of the previous three and a half years.

1.4	Discussion of Operations

Q1 2012 Highlights

Safety performance declined in Q1 2012 when compared to Q1 2011. The Lost Time Injury Frequency Rate (LTIFR) for Q1 2012 increased by 14% when compared to Q1 2011.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Tonnes delivered to the concentrator for Q1 2012 increased by 19% when compared to Q1 2011, and tones milled increased by 10% for the comparative period.

Primary development increased by 11% in Q1 2012 as compared to Q1 2011. The operations continue to focus on increasing development in order to increase available mineable facelength and achieve production ramp up targets.

Recoveries at the concentrator improved by 2.5% and 9.9% for the Merensky and UG2 concentrate,  respectively, between Q1 2012 and Q1 2011. Additional focus on improving recoveries will continue in 2012.

4E ounces produced increased by 24% in Q1 2012 when compared to Q1 2011. Delivered grade deteriorated by 13% in the comparative period.

The key production parameters for Bokoni Mine for Q1 2012 and for Fiscal 2011 are depicted in the table below.

Bokoni Production Statistics:

		Q1 2012	Q1 2011	% Change	2011	2010	% Change
4E oz produced	Oz	27,799	22,500	24	113,625	116,164	(2)
Tonnes milled	T	243,054	219,991	10	1,047,401	1,044,084	-
Recovered grade	g/t milled,4E	4.05	3.84	5	3.86	4.12	(6)
UG2 mined to total output	%	33.8	30.0	13	32.6	32.2	1
Development meters	M	2,547	2,302	11	10,549	10,292	3
ZAR/t operating cost/tonne milled	ZAR/t	1,423	1,199	(19)	1,194	989	(21)
ZAR/4E operating cost/4E oz	ZAR/4E oz	12,442	11,772	(6)	11,009	8,888	(24)
Total permanent labor (mine operations)	Number	3,503	3,434	2	3,498	3,426	2
Total contractors (mine operations)	Number	1,611	1,922	(16)	1,826	1,690	8

Revenue

The mine concentrator milled 243,053 tonnes in Q1 2012, which is 10% higher than the 219,991 tonnes milled in Q1 2011.  As a result of the increased tonnes milled, the mine produced more 4E ounces than in Q1 2011.

•
Revenue from the sale of concentrate for Q1 2012 was $34.1 million (ZAR263.8 million) compared to Q1 2011 of $30.7 million (ZAR218.0 million). The increase in revenue of $3.4 million is mainly due to the increase in 4E ounces produced.

•
The PGM basket price for Q1 2012 was 13% lower than the basket price achieved for Q1 2011. The basket price for Q1 2012 was US$1,273/oz (ZAR9,887/oz) compared to US$1,457/oz (ZAR10,210/oz) for Q1 2011.

Cost of Sales

Cost of sales of $53.4 million for Q1 2012 was $5.8 million higher than Q1 2011’s cost of sales of $47.6 million. The main reasons were as follows:

•
Labor costs for Q1 2012 increased by $1.4 million (7%) compared to Q1 2011.  The increase in costs was due to the annual salary increases that took place in July 2011, which also affected the value of the employee leave provision.  Increased cost on new employment as well as on

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 supervisor and management levels also had an effect on the higher labour cost. Retention and attraction bonus costs have also been included in the Q1 2012 labour costs.

•
Contractor costs for Q1 2012 increased by $0.8 million (22%) compared to Q1 2011.  Contractors were used to carry out re- and sub-development, equipping, vamping, white area stoping and to increase the development footprint.

•
Store costs for Q1 2012 increased by $2.0 million (30%) compared to Q1 2011.  The increase in store costs was mainly driven by an increase in mining related activities, more specific explosive and support costs.  Engineering costs, mainly at Middelpunt Hill and Brakfontein shaft, increased due to higher production.  An increase of 8-12% can also be attributable to a consumer price index (“CPI”) increase from 2011 to 2012.

•
Utility costs for Q1 2012 increased by $0.5 million (23%) compared to Q1 2011.  The 25.8% annual increase from Eskom (South African national power supplier) accounted for majority of this increase, while the balance was due to the kilowatt hours utilized by Bokoni Mine.

•	Sundry costs for Q1 2012 increased by $1.4 million (33%) compared to Q1 2011.

•	Changes in inventory for Q1 2012 increased by $1.5 million compared to Q1 2011.

•	Depreciation for Q1 2012 decreased by $1.8 million compared to Q1 2011.

•	The above increases were offset by a weakening of 9% in the average ZAR to $ exchange rate.

On a cost per tonne basis, production cost for Q1 2012 was US$183 (ZAR1,423) per tonne as compared to US$171 (ZAR1,199) per tonne for Q1 2011, a US$ increase of 7% (increase of 19% in ZAR, which is the functional currency of the Bokoni Mine).  The increase is a result of the reasons discussed above.

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $.  The average ZAR to $ exchange rate for Q1 2012 was ZAR7.74=$1, a weakening of 9% compared to the average exchange rate for Q1 2011 of ZAR7.10=$1.

Finance expenses

Finance expenses for Q1 2012 was $22.8 million compared to $23.3 million in Q1 2011. The increase in the operating cash-flow shortfall facility (“OCSF”) draw downs and compounded interest on the funding loan facilities were offset by the reduced interest rate in the Senior Debt facility ceded to RPM. The proceeds from the OCSF draw downs are used to fund operational costs and capital requirements.

Safety

One fatal accident was recorded for Q1 2012.  An employee was fatally injured in a fall of ground incident on Tuesday, February 14, 2012.  Atlatsa’s LTIFRregressed to 2.17 in Q1 2012 from 1.91 in Q1 2011.  Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q1 2012 was $6.9 million (as opposed to $6.5 million for Q1 2011), comprising 23% sustaining capital and 77% project expansion capital (as opposed to 71% sustaining capital and 29% project expansion capital for Q1 2011).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

The Mineral and Petroleum Resources Royalty Act (the “Act”), imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales]. The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Q1 2012 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (Q1 2011 0.5%), and the resulting royalty expense for Q1 2012 amounted to $0.1 million ($0.1 million for Q1 2011).

Power Tariff Increases

The National Energy Regulator of South Africa released its decision on Eskom’s tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be increased as follows:

2011/2012        :         25.1%

2012/2013        :         25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will ultimately increase by approximately 100% over the three year period from costs as of April 1, 2010. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over a three year period from April 1, 2010. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.5	Liquidity

At March 31, 2012, Atlatsa had positive working capital, excluding restricted cash and assets classified as held for sale, of $15.2 million compared to $19.6 million as at March 31, 2011.

On April 28, 2011, RPM acquired the amounts outstanding under Atlatsa’s Senior Debt facility ($92.3 million) with the Senior Lenders. RPM also provided funding of $3.7 million to the Company to unwind the interest rate hedge.  The terms of the ceded debt to RPM are similar to that of the Senior Debt facility except for certain provisions.  The revised terms of the loan is a reduction in the interest rate from a 3 month Johannesburg Interbank Agreed Rate (“JIBAR”) plus applicable margin (4.5%) and mandatory costs (11.375% at December 31, 2010) to 3 month JIBAR plus 4% (9.596% at March 31, 2012).  The Senior Debt facility has been increased from $97.8 million (ZAR750 million) to $121.3 million (ZAR930 million).  The commencement of re-payments has been deferred by one year from

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

January 31, 2013 to January 31, 2014.  RPM has waived the loan covenants of the Senior Debt facility as of December 31, 2011 until January 31, 2013.

Atlatsa has the following long-term contractual obligations as at March 31, 2012:

	Payments due by period ($ million)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	23.6	23.6	-	-	-
Long-term debt (1)	1,662.6	1.1	50.4	172.9	1,438.3
Operating lease commitments (2)	0.2	0.2	-	-	-
Purchase obligations (3)	10.8	3.0	6.0	1.8	-
Total	1,697.2	27.9	56.4	174.7	1,438.3

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR7.9428.

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Atlatsa expects that the cash flows from the mining operations and the financing secured through the OCSF, combined with cash on hand, will be sufficient to meet the immediate ongoing operational and capital cash requirements of the Bokoni Group.

Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligation to repay interest and capital on long-term debt during 2012.

At March 31, 2012, Atlatsa had a negative total equity position of $70.7 million compared to a positive total equity position of $81.8 million as at March 31, 2011. Management expects the negative equity position to change once the Bokoni Group refinancing and restructuring transaction referred to in Section 1.2 under the subheading “Proposed Transaction” has been implemented.

See Section 1.13 – Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

1.6	Capital Resources

Atlatsa’s sources of capital are primarily debt.

Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations through to the end of January 2013.  (See Section 1.13 – Financial Instruments and Risk Management – Debt Arrangements).   Atlatsa’s cash balance as at March 31, 2012 was $16.8 million.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

In addition to its cash resources, Atlatsa has access to various committed debt facilities from Anglo Platinum. All of Atlatsa’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2014, while it has management control at the Bokoni Mine. As discussed in Sections 1.2 and 1.5, Atlatsa has agreed with Anglo Platinum on the proposed terms of a refinancing and restructuring transaction to be implemented in the short-term.

Capital commitments of $23.6 million as at March 31, 2012 comprise primarily of capital expenditure commitments for property, plant and equipment related to development at Bokoni Mine.

A summary Atlatsa’s debt facilities as at March 31, 2012, is as follows:

	Balance at March 31, 2012	Total available facility	Un-utilized portion of facility
	$ million
OCSF (1)(2)	202.2	191.7	30.8
RPM funding loan (3)(4)(5)	183.1	237.8	54.7
“A” preference share facility (5)	417.8	417.8	-
RPM interest free loan (5)	3.8	3.8	-
Other (5)	4.1	4.1	-
Total (5)	811.0	855.2	85.5

(1)	The balance of the OCSF includes interest, whereas the total available facility and un-utilized portion of the facility excludes interest.
(2)
The OCSF facility may be utilized only for the purposes of operating or capital expenditure shortfalls at Bokoni Mine. In addition, RPM has extended the terms of the OCSF facility to fund cash shortfalls at Bokoni Mine up to January 31, 2013.

(3)	The principal portion of the RPM funding loan has been fully drawn, and the available facility may only be used for purposes of capitalizing interest.
(4)	Anglo Platinum has waived the loan covenants of the debt until January 31, 2013.
(5)
The above sources of finance do not have an expiry date, but are fully drawn, except for the OCSF.  Also refer to section 1.2 for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 on the proposed transaction to refinance and restructure Atlatsa and the Bokoni Group.

RPM has waived the loan covenants of the Senior Debt facility as of December 31, 2011 and until January 31, 2013.

In addition to the facilities above, Anglo Platinum made available to Plateau a Standby Loan (as defined below) facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Senior Debt facility during its term.

See a discussion of these debt facilities in Section 1.13 under the subheading “Debt Arrangements”.  Also refer to Section 1.5 for a discussion of RPM acquiring the outstanding amounts of the Senior Debt and Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 on the proposed transaction to refinance and restructure Atlatsa and the Bokoni Group.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the Department of Mineral Resources (“DMR”), the South African Reserve Bank and Anglo Platinum.  Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.7	Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.8	Transactions with Related Parties

Atlatsa concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include the Concentrate Agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices, which are calculated using actual market prices and then applying a treatment to account for grade and chrome content.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012, which include, amongst others, the proposed changes to certain related party transactions.

Transactions with RPM during Q1 2012, as compared to Fiscal 2011 are summarized below:

	Q1 2012	2011
Concentrate sales	$34.1 million	$144.4 million
Cost of sales*	$11.9 million	$40.9 million
Administration expenses	$1.1 million	$1.3 million
Finance expense	$12.1 million	$85.0 million
(before interest capitalised)

* - included in cost of sales are the following:
Metal accounting services	$0.2 million	$0.4 million
Supply chain services	$9.3 million	$29.3 million
Treatment of Anglo ore	($-) million	($0.4) million
Other	$2.4 million	$11.6 million

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

$11.9 million	40.9 million

The following balances were outstanding to/from RPM at March 31, 2012, as compared to December 31, 2011:

	Q1 2012	2011
Loans and Borrowings	$808.3 million	$742.8 million
Trade and other payables	$7.2 million	$5.4 million
Trade and other receivables	$23.4 million	$24.2 million

Refer to Section 1.5 “Liquidity”, Section 1.6 “Capital Resources” and Section 1.3 under subheading “Debt Arrangements” for additional discussion of financing and debt arrangements with RPM.

1.9	Summary of Quarterly Results

$ Million *	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
Revenue	34.1	32.5	45.3	35.9	30.7	43.2	34.5	38.4
Cost of sales	(53.4)	(51.1)	(55.0)	(56.2)	(47.6)	(52.1)	(44.5)	(40.9)
Gross loss	(19.3)	(18.7)	(9.7)	(20.3)	(16.9)	(8.9)	(10.0)	(2.5)

Loss for the period	(41.3)	(35.6)	(30.1)	(46.1)	(36.1)	(32.4)	(28.1)	(19.9)

Basic and diluted loss per share ($)	(0.05)	(0.04)	(0.04)	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)
Weighted number of common shares outstanding (million)	425	425	425	425	425	425	425	425

* Data for all presented periods was prepared in accordance with IFRS.

Discussion of Last Eight Quarterly Results

Prior to July 1, 2009, Atlatsa was regarded primarily as an exploration company. Therefore, Atlatsa did not have any significant operating assets.

On July 1, 2009, Atlatsa acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Atlatsa that generated revenue. There was therefore a significant increase in the asset base of Atlatsa as revenue generating assets were effectively acquired.

Atlatsa had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

•
Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of the year ended December 31, 2010 (“Fiscal 2010”).

•	To commence generating profits on an operational level. This has not yet been achieved.

Atlatsa is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2016.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $34.8 million for the last quarter of the 2009 financial year, and ultimately to revenue of $34.1 million for Q1 2012. Fluctuation in revenue between the quarters is mainly as a result of fluctuation in production, and also as a result of varying PGM basket prices and exchange rates:

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

•
Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 33,499 4E ounces during the three months ended September 30, 2011 and a low of 22,500 4E ounces during Q1 2011. This 49% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•
PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,457 for Q1 2011 to a low of US$1,202 for the three months ended September 30, 2010. This 21% variance indicates the volatility of the PGM basket price to fluctuations.

•
Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the Rand against the US$. The Rand’s strongest quarterly average position against the US$ was experienced during the second quarter of Fiscal 2011at an exchange rate of ZAR6.80 = US$1 and the weakest during Q4 2011, which was ZAR8.11 = US$1. The 19% variance indicates the volatility of the Rand against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in store costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

•
Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in the second quarter of Fiscal 2010).

The increased finance cost, as a result of the drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

1.10	Proposed Transactions

Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 regarding a proposed transaction to refinance and restructure Atlatsa and the Bokoni Group.

1.11	Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the audited financial statements for Fiscal 2011, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for Fiscal 2011 where applicable.

These estimates include:

Taxation

Atlatsa applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

During Fiscal 2011, Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 16.81%. The WACC is based on the risk free rate as at December 31, 2011, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for Fiscal 2011 for details of key assumptions used in the Fiscal 2011 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Fiscal 2011.  Management used

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2011. Cash generating units are based on individual subsidiaries of Atlatsa.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% over a period of 20 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 34 of the audited financial statements for Fiscal 2011 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at March 31, 2012 amounted to $0.4 million.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves changes from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

1.12	Changes in Accounting Policies including Initial Adoption

Changes in accounting policies

The accounting policies applied by Atlatsa in the condensed consolidated interim financial statements for Q1 2012 are the same as those applied by Atlatsa in the consolidated financial statements as at and for Fiscal 2011 (available on SEDAR and EDGAR), except for the following standards and interpretations adopted in the current financial year:

•
Amendments to IAS 12, Deferred Tax: Recovery of underlying assets, which removes some subjectivity in determining on which basis an entity measures the deferred tax relating to an asset.  The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset.

There was no significant impact on the consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to Atlatsa:

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

1.13	Financial Instruments and Risk Management

Financial instruments

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

Atlatsa’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when Atlatsa provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Non-current cash deposits are restricted and consists cash held through investments in the Platinum Producers’ Environmental Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that Atlatsa will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless Atlatsa has an unconditional right to defer settlement of the liability for at least 12 months after

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Atlatsa held derivative financial instruments to hedge its interest rate risk exposures up to April 28, 2011, whereafter the interest rate hedge has been unwound.  Atlatsa currently holds no derivative instruments to hedge its exposure to interest rate risk.

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. Atlatsa may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyze the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of the Concentrate Agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no collateral against these receivables.

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. This is facilitated via the OCSF. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand.

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of Atlatsa’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible Atlatsa may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Atlatsa is currently financed primarily by the fixed rate Vendor Finance Facility and variable interest rate funding from RPM.  Refer to Section 1.5 – Liquidity for the discussion on the cession of the Senior Debt Facility and the unwinding of the interest rate swap.  There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point change in the interest rate for Q1 2012 on the RPM loans would have changed the loss for the year by approximately $1.7 million. This analysis assumes that all other variables remain constant.

Foreign currency risk

Atlatsa from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $50.0 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at March 31, 2012 would have resulted in an increase/decrease of $5.0 million in equity. Atlatsa has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of Atlatsa’s revenue and resource properties depends on the prices of PGM’s and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

There were no changes to Atlatsa’s approach to capital management as at March 31, 2012.

Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Senior Debt facility provided by the Senior Lenders and a vendor finance facility provided by Anglo Platinum,

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM provided Plateau with an OCSF of up to a maximum of $97.8 million (ZAR750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the Standby Loan facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Senior Debt facility.  Subsequent to the initial financing, effective as of April 28, 2011, RPM acquired the outstanding amounts on the Senior Debt facility in full from the Senior Lenders (see Section 1.5 – Liquidity and Section 1.2 under the subheading “Proposed Transaction”).

1.	Senior Debt facility

Plateau secured the Senior Debt facility with SCB for an amount of up to $97.8 million (ZAR750 million), including capitalized interest up to a maximum of three years or $32.6 million (ZAR250 million). On July 1, 2009, SCB advanced $65.2 million (ZAR500 million) to Plateau, and interest amounting to $18.6 million (ZAR142.8 million) has been rolled up through April 28, 2011.

The Senior Debt facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011).

The total amount of the interest payable on the notional amount of the Senior Debt facility of $65.2 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The Senior Debt facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement, if Plateau's cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the Senior Debt facility, RPM was obligated, pursuant to the Standby Loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see “Standby Loan facility” below).

On December 11, 2009, 34% of the Senior Debt facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011, RPM acquired the outstanding amounts from the Senior Lenders in full.  RPM also assumed all of the rights and obligations of the Senior Lenders under the Senior Debt facility.  See Section 1.5 – Liquidity for the revised terms of the Senior Debt facility.

2.	Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $156.5 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $143.4 million (ZAR1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $156.5 million (ZAR1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%). Atlatsa is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that Atlatsa is in the

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 position to redeem the shares. Any Plateau Preferred A Shares not redeemed in six years (at July 1, 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of an OCSF (the “Plateau OCSF”) and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Atlatsa Common Shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $143.4 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “ “B” preference shares”) in Plateau for $143.4 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa will take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa Common Shares to be issued on implementation of the Share-Settled Financing arrangement is 227.4 million Atlatsa Common Shares. Once all the “B” preference shares have been converted into Plateau Ordinary Shares and then into Atlatsa Common Shares, the Company will have 425 million Atlatsa Common Shares outstanding (not including any other Atlatsa Common Shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Atlatsa Common Shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Atlatsa will take delivery of such Plateau Ordinary Shares and issue such number of Atlatsa

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Common Shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Atlatsa Holdings continuing to own a minimum 51% shareholding in Atlatsa. The total number of Atlatsa Common Shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Atlatsa Common Shares. Such Atlatsa Common Shares will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa Common Shares remains in place up to January 1, 2015).

The final result of the Share-Settled Financing is that: (i) RPM funded a payment of $143.4 million (ZAR1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million Atlatsa Common Shares; and (ii) Atlatsa Holdings will receive an additional 111.6 million Atlatsa Common Shares.

RPM will be able to trade its 115.8 million Atlatsa Common Shares on an unrestricted basis. RPM is not currently bound by any contractual lock-ins or restrictions in respect of any of the Atlatsa Common Shares which it will hold. It will, however, prior to disposing of any such Atlatsa Common Shares, engage in a consultative process with Atlatsa, and endeavour to dispose of such Atlatsa Common Shares in a reasonable manner. Neither Atlatsa Holdings nor any of shareholders of Atlatsa Holdings have any pre-emptive rights in respect of RPM’s Atlatsa Common Shares.

3.	OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $97.8 million (ZAR750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears.  The OCSF loan was originally payable in semi-annual instalments starting January 31, 2013 to the extent cash is available after payment of the Senior Debt facility and the RPM funding loan.  Based on the revised terms of the Senior Debt facility with RPM, repayment will also be deferred by one year from January 31, 2013 to January 31, 2014.  As at March 31, 2012, Plateau had drawn $82.1 million (ZAR629.4 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni $93.9 million (ZAR720 million) (the “RPM OCSF”) subject to the same terms and conditions as the Plateau OCSF. As at March 31, 2012, Bokoni had drawn $78.9 million (ZAR604.7 million) of the available $93.9 million (ZAR720 million) of the RPM OCSF.

At December 31, 2011, RPM has extended the terms of the RPM OCSF facility to fund cash shortfalls at Bokoni Mine up to January 31, 2013.

4.	Standby Loan facility

Anglo Platinum has made available to Plateau a Standby Loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the Senior Debt facility during its term. The Standby Loan facility will bear interest at the prime rate of interest in South Africa (currently 9%). As at March 31, 2012 no draw down has been made on the Standby Loan facility.  The Standby Loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations is generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

5.	Security

The Senior Debt facility is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The Standby Loan facility, Plateau OCSF and Plateau Preferred “A” Shares rank behind the Senior Debt facility for security purposes.

1.14	Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s Form 20-F is available on SEDAR at www.sedar.com.

1.15	Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2011 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. Based on this assessment, management has determined that, as of December 31, 2011, Atlatsa’s ICFR was effective.

There has been no change in Atlatsa’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at March 31, 2012.

Atlatsa Resources Corporation Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

As at December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, Atlatsa’s disclosure controls and procedures were effective.

1.16	Disclosure of Outstanding Share Data

Atlatsa has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Atlatsa common shares. As at March 31, 2012, 11,916,000 options were outstanding. No options were granted in Q1 2012. Options outstanding and exercisable at March 31, 2012 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$1.29	3,785,000	3,785,000	0.8
June 25, 2013	$1.29	916,000	916,000	1.5
June 30, 2013	$1.29	1,410,000	1,410,000	1.5
June 25, 2014	$0.96	600,000	600,000	2.5
November 30, 2016	$0.84	4,705,000	3,450,880	4.9
May 1, 2017	$1.68	500,000	166,500	5.3
Total		11,916,000	10,328,380
Weighted average exercise price		$1.11	$1.28

As at May 14, 2012, the issued share capital of Atlatsa was 201,888,473 Atlatsa Common Shares, and 227,400 “B” preference shares (comprised of 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares outstanding in the capital of Plateau).   The “B” preference shares are convertible into Atlatsa Common Shares on a 1 to 1,000 basis.

Document 3

ATLATSA RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, Harold Motuang, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2012

/s/ H.Motuang

_______________________________
Harold Motuang
Chief Executive Officer

Document 4

ATLATSA RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, De Wet Schutte, Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2012

/s/ D. Schutte

____________________________
De Wet Schutte
Chief Financial Officer

Document 5

ATLATSA ANNOUNCES OPERATIONAL AND FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2012

May 14, 2012 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) announces its operating and financial results for the three months ended March 31, 2012. This release should be read together with the Company’s Financial Statements and Management Discussion & Analysis available at www.anooraqresources.com and filed on www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Despite the anticipated first quarter challenges associated with a slow start-up after the year-end break, the quarter’s operating and financial performance was further affected by a regrettable mine fatality and a number of Section 54 safety stoppages, resulting in six operating shifts lost during the quarter.

Notwithstanding the abovementioned challenges the first quarter’s operating performance at Bokoni was better than the first quarter of 2011, with tonnes milled improving by 10%, whilst platinum group metal (PGM) ounces produced improved by 24% year-on-year. Development at the operations continue to improve, in an effort to sustain much-needed mining flexibility at Bokoni.

On an encouraging note, the new management team at the operations - appointed in February 2012 - has begun to introduce a number of on-mine initiatives to improve quality mining practices and this has translated into an improved recovered grade (4E) at the operations. Historical challenges at the Bokoni concentrator plant have also been mitigated, with the number of mill stoppages now having reduced significantly, whilst plant recoveries are trending back towards normalised levels expected at the Bokoni concentrator.

Costs and operating efficiencies remain the key challenges at Bokoni which, against a backdrop of a continued constrained Rand PGM basket price environment, resulted in margin pressure at the operations.

The implementation of a series of initiatives to improve operating efficiencies and reduce unit costs has begun, and it is anticipated that these will begin to bear fruit in the second quarter of 2012.

For further information:
On behalf of Atlatsa Resources Joel Kesler, Chief Commercial Officer Office: +27 11 779 6800 Mobile: +27 82 454 5556	Russell and Associates Charmane Russell Office: +27 11 880 3924 Mobile: +27 82 3725816	Macquarie First South Capital Anerie Britz / Yvette Labuschagne / Melanie de Nysschen Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni and the Company for the period under review.

Operating results – Bokoni Mines		Q1 2012	Q1 2011	% Change
Tonnes milled	T	243,054	219,991	10
Recovered grade	g/t milled,4E	4.05	3.84	5
4E oz produced	oz	27,799	22,500	24
UG2 mined to total output	%	33.8	30.0	13
Primary development	m	2,547	2,302	11
Capital expenditure	$m	6.9	6.5	6
Operating cost/tonne milled	ZAR/t	1,423	1,199	(19)
Operating cost/4E oz	ZAR/4E oz	12,442	11,772	(6)
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	2.17	1.91	(14)
Total permanent labor (mine operations)	Number	3,503	3,434	2
Total contractors (mine operations)	Number	1,611	1,922	(16)

Consolidated statement of comprehensive income summary
Expressed in Canadian Dollars (000’s)	Q1 2012	Q1 2011	Variance %
Revenue	34,079	30,698	11%
Cash operating costs	43,949	36,333	(21%)
Cash operating (loss)/profit*	(9,870)	(5,635)	(75%)
Operating margin	(29%)	(18%)	(61%)
EBITDA	(13,600)	(9,589)	(42%)
Loss after tax	(41,267)	(36,076)	(14%)
Non-controlling interest	(19,729)	(17,432)	(13%)
Loss attributable to Atlatsa shareholders	(21,538)	(18,644)	(16%)
Basic and diluted loss per share – cents	5	4	(25%)

Safety

It is with deep regret that a fatal accident occurred at Bokoni during Q1 2012, in which Mr Zimele Gwantshu, who was employed as a light-weight machine operator, was fatally injured in a fall of ground incident. As a result of this fatality and other Section 54 safety stoppages imposed by the Department of Mineral Resources, a total of six operating shifts were lost during Q1 2012.  The lost time injury frequency rate (LTIFR) for Q1 2012 regressed to 2.17 per 200,000 hours worked, from 1.91 in Q1 2011.

Production and development

Production at the operations was negatively affected by the slow start-up after the year-end break, safety related stoppages and the national COSATU stay-away at the end of February.

Notwithstanding these challenges, the 243,053 tonnes milled in Q1 2012 represents a 10% improvement on tonnes milled in Q1 2011, whilst the 27,799 PGM ounces produced during the quarter represents a 24% improvement on Q1 2011 results.

Improved mining discipline and improvement initiatives at the Bokoni concentrator resulted in recovered grade improving by 5% when compared to Q1 2011, whilst concentrator recoveries for Merensky and UG2 ore improved to 88.5% and 83.7% respectively, indicating a positive trend towards returning to expected plant recovery levels.

Total primary development increased by 11% in Q1 2012 when compared to Q1 2011, as Bokoni continues to focus on creating much-needed mining flexibility in an effort to support improved operating efficiencies.

Revenue

Revenue from the sale of concentrate for Q1 2012 was $34.1 million compared to revenue of $30.7 million for Q1 2011. This increase in revenue was primarily attributable to increased production volumes, but negatively affected by a weakening of the average US$ basket price by 13% to US$1,273/oz  when compared to a basket price of US$1,457/oz achieved in Q1 2011.

Cash operating costs

Cash operating costs for Q1 2012 were $43.9 million compared to $36.3 million for Q1 2011, representing a 21% year-on-year increase. These increased costs were primarily attributable to above-inflation increases in labour costs, increased stores charges and annual increases in utility charges, including a 25.8% annual increase in ESKOM power charges.

Unit costs, measured by ZAR/PGM oz, increased by 6% year–on-year to ZAR12,442/ PGM oz, highlighting the need to improve operating efficiencies and production volumes at Bokoni, which is scaled to produce at operating levels higher than those currently being achieved.

In an effort to reduce unit costs management is currently introducing a number of on-mine initiatives aimed at improving operating efficiencies, including the introduction of a new bonus system, as well as payment and leave cycles. Furthermore, the high cost Merensky shaft operations at Bokoni are currently under review as part of a broader asset review and optimization strategy.

Capital expenditure

Capital expenditure incurred for the quarter amounted to $6.9 million, comprising  23% sustaining capital and 77% project expansion capital, as the Bokoni Mine continues to focus on its two key ramp-up projects at Brakfontein (Merensky) and Middelpunthill (UG2).

Finance charges

Total finance charges of $22.8 million were incurred in Q1 2012, of which $11.5 million was attributable to Atlatsa, contributing significantly to the Company’s net loss for the period.  Finance charges will be reduced substantially on implementation of the restructure plan announced by the Company and Anglo American Platinum on 2 February, 2012 (“the restructure plan”).

Earnings

The basic and diluted loss per share for Q1 2012 was 5 cps when compared to 4 cps for Q1 2011.

Note on cautionary and no conference call

Atlatsa is currently trading under cautionary and will not be holding a conference call or presentation to accompany these results. Further to finalization and publication of the financial effects of the restructure plan, the Company will resume detailed shareholder communications.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•	uncertainties related to the completion of the Bokoni Group restructure and refinancing;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and

•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2011 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on SEDAR at www.sedar.com.

Document 6

ANOORAQ CHANGES ITS NAME TO ATLATSA, EFFECTIVE TODAY

For immediate release

14 May, 2012 Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces that the implementation of its name change, from Anooraq Resources Corporation to Atlatsa Resources Corporation (“Atlatsa”), is effective from today (TSXV: ATL; NYSE Amex: ATL; JSE: ATL).

The new corporate website can be viewed at www.atlatsaresources.com.

For further information:
On behalf of Atlatsa Resources Joel Kesler, Chief Commercial Officer Office: +27 11 779 6800 Mobile: +27 82 454 5556	Russell and Associates Charmane Russell Office: +27 11 880 3924 Mobile: +27 82 3725816	Macquarie First South Capital Anerie Britz / Yvette Labuschagne / Melanie de Nysschen Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)

Date:	May 14, 2012	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer